[Morgan Stanley Letterhead]

April 7, 2011

Via Electronic Submission

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John M. Ganley

Re:	PennantPark Floating Rate Capital Ltd.
Registration Statement on Form N-2
File Nos. 333-170243 and 811-22489

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Morgan Stanley & Co. Incorporated, SunTrust Robinson Humphrey, Inc. and UBS Securities LLC, as representatives of the several Underwriters, hereby join in the request of PennantPark Floating Rate Capital Ltd. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on April 8, 2011 at 8:00 am, New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: March 31, 2011

(ii)	Dates of distribution: March 31, 2011-April 7, 2011

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 8

(iv)	Number of prospectuses so distributed: approximately 6,500

(v)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED
SUNTRUST ROBINSON HUMPHREY, INC.
UBS SECURITIES LLC

By: Morgan Stanley & Co. Incorporated

By	/s/ Kenneth Pott
Name: Kenneth Pott
Title: Managing Director